Filed by Gas Natural SDG, S.A. pursuant to

Rule 425 of the Securities Act of 1933

Subject Company: Endesa, S.A.

Commission File No.: 005-80961

In connection with the offer by Gas Natural SDG, S.A. (Gas Natural) to acquire 100% of the share capital of Endesa, S.A. (Endesa), Gas Natural has filed with the United States Securities and Exchange Commission (SEC) a registration statement on Form F-4 (File No.: 333-132076), which includes a prospectus and related exchange offer materials to register the Gas Natural ordinary shares (including Gas Natural ordinary shares represented by Gas Natural American Depositary Shares (ADSs)) to be issued in exchange for Endesa ordinary shares held by U.S. persons and for Endesa ADSs held by holders wherever located. In addition, Gas Natural has filed a Statement on Schedule TO with the SEC in respect of the exchange offer. INVESTORS AND HOLDERS OF ENDESA SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROSPECTUS, THE STATEMENT ON SCHEDULE TO, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement, the prospectus and related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed with the SEC, at the SEC’s website at www.sec.gov. The prospectus and other transaction-related documents are being mailed to holders of Endesa securities eligible to participate in the U.S. offer and additional copies may be obtained for free from Georgeson Shareholder Communications, Inc., the information agent: 17 State Street, 10th Floor, New York, New York 10004, Toll Free (888) 206-0860, Banks and Brokers (212) 440-9800.

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy securities or a solicitation of any vote or approval, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The solicitation of offers to buy Gas Natural ordinary shares (including Gas Natural ordinary shares represented by Gas Natural ADSs) in the United States will only be made pursuant to a prospectus and related offering materials that will be mailed to holders of Endesa ADSs and U.S. holders of Endesa ordinary shares. Investors in ordinary shares of Endesa should not subscribe for any Gas Natural ordinary shares to be issued in the offer to be made by Gas Natural in Spain except on the basis of the final approved and published offer document in Spain that will contain information equivalent to that of a prospectus pursuant to Directive 2003/71/EC and Regulation (EC) No. 809/2004.

These materials may contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements may relate to, among other things:

•	management strategies;

•	synergies and cost savings;

•	integration of the businesses;

•	market position;

•	expected gas and electricity mix and volume increases;

•	planned asset disposals and capital expenditures;

•	net debt levels and EBITDA and earnings per share growth;

•	dividend policy; and

•	timing and benefits of the offer and the combined company.

These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements, including, but not limited to, changes in regulation, the natural gas and electricity industries and economic conditions; the ability to integrate the businesses; obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the offer and the integration; litigation; and the effects of competition.

Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.

These statements reflect our current expectations. In light of the many risks and uncertainties surrounding these industries and the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

This communication is not for publication, release or distribution in or into or from Australia, Canada or Japan or any other jurisdiction where it would otherwise be prohibited.

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The following is a translation of a Spanish language press release posted by Gas Natural SDG, S.A. in its website on June 1, 2006.

Gas Natural Website

This is a translation of a Spanish language press release,

In case of discrepancies, the Spanish version will prevail.

The Jurado de Autocontrol (Panel for Self-Monitoring) sides with Gas Natural and resolves that Endesa carried out illegal comparative advertising

•	The Panel, an ethics supervisory body of the Association for the Self-Regulation of Commercial Communications (Self-Monitoring) (Asociación para la Autorregulación de la Comunicación Comercial (Autocontrol)) orders Endesa to cease the broadcast of a television commercial because it violates Rule 22 of the Code of Advertising Conduct.

•	In its resolution, the Panel indicated that “the characteristics that are the subject of the comparison are not connected or analogous” and that, furthermore, Endesa “is limited to making a blanket disqualification” of GAS NATURAL.

•	The Advertising Panel dismissed the appeal filed by Endesa and confirmed its decision.

The Advertising Panel, an ethics supervisory body of the Association for the Self-Regulation of Commercial Communications (Self-Supervision), has sided with GAS NATURAL and has resolved that Endesa, in one of its recent commercial advertising campaigns, has violated the mandatory requirements of comparative advertising and has been limited to making a blanket disqualification of GAS NATURAL.

The advertising campaign that is the subject of the claim by GAS NATURAL is an advertisement by Endesa in which two persons, on a divided screen, defend various offers for gas, one of them from Endesa.

On March 31, 2006, GAS NATURAL filed a complaint against this advertisement considering that it was making a comparison that was “illegal, since it was false, unnecessarily disdainful and attempted to denigrate its competitors.”

In its resolution, the Advertising Panel accepts the arguments of GAS NATURAL in considering that the advertisement “does not provide objective information on the characteristics of the products of the advertiser nor of the company being implicitly referred to”, but instead only “compares Endesa’s business offer with the fundamental elements on which the communication and the competitor’s advertising messages hinge.”

The Panel concluded, in its decision, that “the characteristics which are the subject of comparison are not connected or analogous” and that, furthermore, Endesa “is limited to making a blanket disqualification” of GAS NATURAL.

It also states that Endesa’s campaign violates Article 22 of the Code of Advertising Conduct, which provides that comparative advertising must be based on fundamental, connected, analogous and objectively demonstrable characteristics.

Endesa’s appeal, dismissed

On May 5, Endesa filed an appeal before the plenary Jurado de Autocontrol (Panel for Self-Monitoring) to reverse this decision, asserting that its advertising “is accurate and straightforward with consumers.”

On May 18, the plenary Jurado de Autocontrol (Panel for Self-Monitoring) dismissed the appeal filed by Endesa, and confirmed the prior decision, upholding that the advertisement in question violates Rule 22 of the Code of Advertising Code, and ordered that the advertiser cease the disputed advertisement.

Autocontrol is an association comprised of advertisers, agencies, communications media and other commercial communications service companies, which prevents and resolves potential advertising disputes, establishing a framework of ethics for the development of responsible and truthful commercial communication.

Barcelona, June 1, 2006